HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

RECEIVED
2007 MAY 29 A 5:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-03638

Date: 15 May 2007

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

07023823

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a set of circular dated 15 May 2007 of the Company regarding the discloseable transactions in relation to the subscription of shares and convertible notes of Wonson International Holdings Limited for your filing under the ISIN US 41068T2087.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Florence Kam
Company Secretary

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

Encl.

dw 5/29

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)
O:\Hanny 2007\Correspondence\Letter\071-US Sec-15 May 07.doc

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should immediately consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in **HANNY HOLDINGS LIMITED**, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

DISCLOSEABLE TRANSACTIONS –

SUBSCRIPTION OF SHARES AND CONVERTIBLE NOTES

OF

WONSON INTERNATIONAL HOLDINGS LIMITED

15 May 2007

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Board"	board of Directors
"CN"	the redeemable convertible notes to be issued by Wonson pursuant to the Wonson CN Placing Agreement entitling the holders thereof to convert the principal amount thereof into new Wonson Shares at an initial conversion price of HK$0.17 per Wonson Share (subject to adjustments)
"CN Placing Contract"	the placing contract entered into between Total Wealth and Taifook Securities on 24 April 2007 in relation to the subscription by Total Wealth of CN in the principal amount of HK$40,000,000
"connected person(s)"	has the meaning as defined in the Listing Rules
"Conversion Shares"	up to a maximum of 882,352,941 new Wonson Shares which will fall to be issued upon the exercise of the conversion rights attaching to all the CN with principal value of HK$150,000,000 at an initial conversion price of HK$0.17 per Wonson Share (subject to adjustments)
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"Hanny" or "Company"	Hanny Holdings Limited (stock code: 275), a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange and an indirect non-wholly owned subsidiary of ITC
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"ITC"	ITC Corporation Limited (stock code: 372), a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Last Trading Day"	14 March 2007, being the last full trading day of the Wonson Shares on the Stock Exchange prior to the suspension of the trading of the Wonson Shares with effect from 10:11 a.m. on Thursday, 15 March 2007 pending the release of the Wonson Announcement
"Latest Practicable Date"	11 May 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules
"Placing Shares"	the 125,000,000 Wonson Shares conditionally agreed to be subscribed by Total Wealth pursuant to the Share Placing Contract
"PRC"	the People's Republic of China
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of the Company

"Shareholder(s)"	holder(s) of the Share(s)
"Share Placing Contract"	the placing contract entered into between Total Wealth and Taifook Securities on 24 April 2007 in relation to the subscription by Total Wealth of the Placing Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscriptions"	the subscriptions of the Placing Shares and CN with principal amount of HK$40,000,000 by Total Wealth pursuant to the Share Placing Contract and the CN Placing Contract
"Taifook Securities"	Taifook Securities Company Limited, a corporation licensed to carry out Types 1 (dealing in securities), 3 (leveraged foreign exchange trading) and 4 (advising on securities) regulated activities under the SFO and the placing agent for the Wonson Share Placing and Wonson CN Placing
"Total Wealth"	Total Wealth Investments Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of the Company
"Wonson"	Wonson International Holdings Limited (stock code: 651), a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Wonson Announcement"	the announcement of Wonson dated 22 March 2007
"Wonson CN Placing"	the placing of the CN with aggregate principal amount up to not more than HK$150,000,000, on a best effort basis, by Taifook Securities pursuant to the Wonson CN Placing Agreement
"Wonson CN Placing Agreement"	the conditional placing agreement dated 15 March 2007 entered into between Wonson and Taifook Securities in respect of the Wonson CN Placing
"Wonson Group"	Wonson and its subsidiaries
"Wonson Share(s)"	share(s) of nominal value of HK$0.01 each in the capital of Wonson
"Wonson Share Placing"	the placing, on a best-effort basis, of up to a maximum of 500,000,000 new Wonson Shares by Taifook Securities at HK$0.16 each pursuant to the Wonson Share Placing Agreement
"Wonson Share Placing Agreement"	the conditional placing agreement dated 15 March 2007 entered into between Wonson and Taifook Securities in respect of the Wonson Share Placing
"Wonson Underwriting Agreement"	the underwriting agreement dated 15 March 2007 entered into between Wonson and Taifook Securities in relation to the underwriting of the Wonson Underwritten Shares
"Wonson Underwritten Shares"	100,000,000 new Wonson Shares to be underwritten by Taifook Securities under the Wonson Underwriting Agreement
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%"	per cent

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business in Hong Kong:
31st Floor, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

15 May 2007

To the Shareholders and, for information only, to the holders of convertible bonds of the Company

Dear Sir or Madam,

DISCLOSEABLE TRANSACTIONS – SUBSCRIPTION OF SHARES AND CONVERTIBLE NOTES OF WONSON INTERNATIONAL HOLDINGS LIMITED

INTRODUCTION

The Company and ITC jointly announced on 25 April 2007 that Total Wealth, an indirect wholly-owned subsidiary of the Company, had entered into (i) the Share Placing Contract on 24 April 2007 with Taifook Securities in relation to the subscription by Total Wealth of 125,000,000 Wonson Shares subject to the terms and conditions set out in the Wonson Share Placing Agreement; and (ii) the CN Placing Contract on 24 April 2007 with Taifook Securities in relation to the subscription by Total Wealth of the CN with principal amount of HK$40,000,000 subject to the terms and conditions of the Wonson CN Placing Agreement.

The Subscriptions constitute discloseable transactions for the Company under the Listing Rules. The purpose of this circular is to provide you with information on the Subscriptions and further information on the Company.

THE SHARE PLACING CONTRACT

Date: 24 April 2007

Parties:

(a) Total Wealth as the subscriber; and

(b) Taifook Securities as the placing agent to the Wonson Share Placing.

Dr. Chan Kwok Keung, Charles (Chairman of both ITC and the Company) held 3,720,000 Wonson Shares (representing approximately 0.70% of Wonson's issued share capital) as at the date of the Share Placing Contract. Save for the above, to the best of the knowledge, information and belief of the Directors, and having made all reasonable enquiries, Taifook Securities and Wonson are third parties independent of the Company and its connected persons.

Subject matter:

Pursuant to the Share Placing Contract, Total Wealth has agreed to take up 125,000,000 Wonson Shares subject to the terms and conditions set out in the Wonson Share Placing Agreement at a price of HK$0.16 per Wonson Share. The subscription price of HK$0.16 per Wonson Share is in accordance with the placing price as set out in the Wonson Share Placing Agreement.

The Placing Shares will, when fully paid, rank pari passu in all respects with the other Wonson Shares in issue on the date of completion of the Wonson Share Placing Agreement.

The subscription price of HK$0.16 per Wonson Share represents:

(i) a discount of approximately 5.9% to the closing price of the Wonson Shares of HK$0.17 as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of approximately 8.6% to the average closing price of approximately HK$0.175 per Wonson Share for the last five consecutive trading days up to and including the Last Trading Day;

(iii) a discount of approximately 10.1% to the average closing price of approximately HK$0.178 per Wonson Share for the last ten consecutive trading days up to and including the Last Trading Day;

(iv) a discount of approximately 79.5% to the closing price of HK$0.78 per Wonson Share as quoted on the Stock Exchange on 24 April 2007, being the date of the Share Placing Contract and the CN Placing Contract; and

(v) a discount of approximately 80.7% to the closing price of HK$0.83 per Wonson Share as quoted on the Stock Exchange on the Latest Practicable Date.

Conditions:

The obligation of Total Wealth to take up the Placing Shares is conditional upon fulfilment of the conditions precedent to the Wonson Share Placing Agreement. Subject to the terms of the Wonson Share Placing Agreement, the Share Placing Contract is an absolute, binding and irrevocable commitment on the part of Total Wealth.

Completion of the Wonson Share Placing is conditional upon:

(a) the Listing Committee of the Stock Exchange granting approval for the listing of and permission to deal in the Wonson Shares to be issued under the Wonson Share Placing; and

(b) the passing by the shareholders of Wonson at its special general meeting of all necessary resolutions in compliance with the Listing Rules to approve the transactions contemplated under the Wonson Share Placing Agreement and the issue of Wonson Shares under the Wonson Share Placing.

If any of the above conditions precedent have not been fulfilled on or before 31 May 2007 (or such later date as may be agreed between Wonson and Taifook Securities), the Wonson Share Placing Agreement shall terminate and none of the parties to the Wonson Share Placing Agreement shall have any claim against the other for any costs or losses (save for any antecedent breaches of the Wonson Share Placing Agreement).

As at the Latest Practicable Date, condition (b) had been fulfilled while condition (a) had not been fulfilled.

Settlement:

The placing price for the Placing Shares of HK$20,000,000 plus 0.004% transaction levy, 0.005% trading fee and 0.25% brokerage commission (which amounts to HK$20,051,800 in aggregate) shall be payable by Total Wealth to Taifook Securities in cash on a date to be notified by Taifook Securities.

THE CN PLACING CONTRACT

Date: 24 April 2007

Parties:

(a) Total Wealth as the subscriber; and

(b) Taifook Securities as the placing agent in relation to the Wonson CN Placing.

Subject matter:

Pursuant to the CN Placing Contract, Total Wealth has agreed to take up CN with principal amount of HK$40,000,000 at par subject to the terms and conditions set out in the Wonson CN Placing Agreement.

Conditions:

The obligation of Total Wealth to take up the CN is conditional upon fulfilment of the conditions precedent to the Wonson CN Placing Agreement. Subject to the terms of the Wonson CN Placing Agreement, the CN Placing Contract is an absolute, binding and irrevocable commitment on the part of Total Wealth.

Completion of the Wonson CN Placing Agreement is conditional upon:

(a) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which Wonson does not reasonably object) listing of and permission to deal in the Conversion Shares; and

(b) the passing by the shareholders of Wonson at its special general meeting of all necessary resolutions in compliance with the Listing Rules to approve the transactions contemplated under the Wonson CN Placing Agreement and the issue of the Conversion Shares.

If any of the above conditions precedent to the Wonson CN Placing Agreement have not been fulfilled on or before 31 May 2007 (or such later date as may be agreed between Wonson and Taifook Securities), the Wonson CN Placing Agreement shall lapse and become null and void and the parties to the Wonson CN Placing Agreement will be released from all obligations thereunder, save for any liability arising out of any antecedent breaches of the Wonson CN Placing Agreement.

As at the Latest Practicable Date, condition (b) had been fulfilled while condition (a) had not been fulfilled.

Settlement:

Completion of the Wonson CN Placing Agreement shall take place on the third business day after the date of fulfilment of the above conditions precedent to the Wonson CN Placing Agreement. The aggregate subscription price for the CN of HK$40,000,000 shall be payable by Total Wealth to Taifook Securities in cash on a date to be notified by Taifook Securities.

PRINCIPAL TERMS OF THE CN

Issuer	:	Wonson
Maturity date and redemption	:	The maturity date shall be two years from the date of issue of the CN. Unless previously converted, upon presentation of the CN, Wonson shall redeem the CN on the maturity date at the redemption amount which is 100% of the principal amount of the CN then outstanding plus interest at the rate specified in the CN in respect of the principal amount of the CN being redeemed from (and including) the last day of the immediately preceding interest payment date up to (but excluding) the maturity date.

Coupon	:	Interest on the CN shall be calculated at the rate of 4% per annum on the principal amount of the CN from time to time outstanding.
Conversion rights	:	A noteholder shall have the right at any time during the conversion period to convert the whole or any part (in authorised denomination of HK$1,000,000 or integral multiples thereof) of the principal amount outstanding under the CN into Conversion Shares at the conversion price of HK$0.17 per Conversion Share (subject to adjustments). No fraction of a Wonson Share will be issued on conversion and no amount in lieu thereof shall be refunded to the relevant noteholder.
Ranking of the Conversion Shares	:	Conversion Shares to be issued upon conversion shall be fully paid, free from any liens, charges, encumbrances, pre-emptive rights or other third party rights and rank pari passu in all respects with all other Wonson Shares in issue on the date of conversion and the noteholder shall be entitled in respect of its Conversion Shares to all dividends and other distributions, the record date for which falls on a date on or after the conversion notice.
Conversion price	:	The initial conversion price is HK$0.17 per Conversion Share (subject to adjustments). The conversion price is subject to usual anti-dilution adjustments in certain events such as share consolidation, share sub-division, reclassification, capitalisation issue, capital distribution, rights issue and other equity or equity derivatives issues.
Voting	:	The noteholder will not be entitled to receive notices of, attend or vote at any meetings of Wonson by reason only of it being the noteholder.
Transferability	:	The CN may (subject to the provisions of the CN) be transferred to any person. The CN (or any part thereof) may not be assigned or transferred to a connected person of Wonson without the prior written consent of Wonson. Any assignment or transfer of the CN shall be of the whole or any part (being an authorised denomination of HK$1,000,000 or integral multiples thereof) of the outstanding principal amount of the CN.
Listing	:	No application has been or will be made for the listing of the CN on the Stock Exchange or any other stock exchanges. Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

The initial conversion price of HK$0.17 per Conversion Share represents:

(i) the closing price of the Wonson Shares of HK$0.17 as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of approximately 2.9% to the average closing price of approximately HK$0.175 per Wonson Share for the last five consecutive trading days up to and including the Last Trading Day;

(iii) a discount of approximately 4.5% to the average closing price of approximately HK$0.178 per Wonson Share for the last ten consecutive trading days up to and including the Last Trading Day;

(iv) a discount of approximately 78.2% to the closing price of HK$0.78 per Wonson Share as quoted on the Stock Exchange on 24 April 2007, being the date of the Share Placing Contract and the CN Placing Contract; and

(v) a discount of approximately 79.5% to the closing price of HK$0.83 per Wonson Share as quoted on the Stock Exchange on the Latest Practicable Date.

SHAREHOLDING STRUCTURE OF WONSON

The following table illustrates the shareholding position of Total Wealth in Wonson based on the shareholding structure of Wonson as disclosed in the Wonson Announcement, assuming (i) the maximum number of Wonson Shares and value of CN are placed under the Wonson Share Placing and the Wonson CN Placing respectively; and (ii) no change in the shareholding structure of Wonson during the period from the Wonson Announcement to the completion of the Wonson Underwriting Agreement, the Wonson Share Placing Agreement and the Wonson CN Placing Agreement:

	As at the date of the Wonson Announcement		Immediately after completion of the Wonson Underwriting Agreement and the Wonson Share Placing Agreement		Immediately after completion of the Wonson Underwriting Agreement, the Wonson Share Placing Agreement and the Wonson CN Placing Agreement on the assumption set out in Note 1		Immediately after completion of the Wonson Underwriting Agreement, the Wonson Share Placing Agreement and the Wonson CN Placing Agreement on the assumption set out in Note 2	
	No. of Wonson Shares	%	*No. of Wonson Shares*	%	*No. of Wonson Shares*	%	*No. of Wonson Shares*	%
The directors of Wonson								
Mr. Chiu Kong	40,000	0.01	40,000	0.00	40,000	0.00	40,000	0.00
Mr. Hui Richard Rui	1,050,000	0.20	1,050,000	0.09	1,050,000	0.05	1,050,000	0.08
	1,090,000	0.21	1,090,000	0.09	1,090,000	0.05	1,090,000	0.08
Total Wealth	-	-	125,000,000	11.05	360,294,117	17.89	360,294,117	26.36
Public shareholders of Wonson								
Subscribers of the Wonson Underwritten Shares *(Note 3)*	-	-	100,000,000	8.84	100,000,000	4.97	100,000,000	7.32
Other subscribers under the Wonson Share Placing Agreement *(Note 3)*	-	-	375,000,000	33.14	375,000,000	18.62	375,000,000	27.43
Other subscribers of the CN *(Note 3)*	-	-	-	-	647,058,824	32.13	-	-
Other public shareholders of Wonson	530,555,319	99.79	530,555,319	46.88	530,555,319	26.34	530,555,319	38.81
	530,555,319	99.79	1,005,555,319	88.86	1,652,614,143	82.06	1,005,555,319	73.56
Total	531,645,319	100.00	1,131,645,319	100.00	2,013,998,260	100.00	1,366,939,436	100.00

Notes:

1. Assuming all the CN with principal amount of HK$150,000,000 are fully converted into 882,352,941 Conversion Shares at the initial conversion price of HK$0.17 per Conversion Share.

2. Assuming only the CN with principal amount of HK$40,000,000 to be subscribed by Total Wealth are fully converted into 235,294,117 Wonson Shares at the initial conversion price of HK$0.17 per Conversion Share.

3. Assuming that none of the subscribers of the Wonson Underwritten Shares and the other subscribers of the Wonson Shares to be issued under the Wonson Share Placing and the CN will become a substantial shareholder (as defined in the Listing Rules) of Wonson as a result of completion of any of the Wonson Underwriting Agreement, the Wonson Share Placing Agreement and the Wonson CN Placing Agreement.

As at the Latest Practicable Date, no decision has been made as to whether or when or the extent to which the conversion rights attached to the CN are to be exercised by Total Wealth. The extent of exercise of the conversion rights attached to the CN by Total Wealth will depend on a number of factors such as the future financial position and business prospects of the Wonson Group and the market performance of the Wonson Shares.

INFORMATION ON WONSON

As set out in the Wonson Announcement, the Wonson Group is principally engaged in metals trading, sales of communicating products and investments in securities for trading.

According to the annual report of Wonson for the year ended 31 December 2006, the Wonson Group recorded an audited consolidated turnover of approximately HK$10.6 million and HK$8.4 million for each of the two years ended 31 December 2005 and 2006 respectively. The audited consolidated loss before and after taxation of the Wonson Group for the year ended 31 December 2005 were both approximately HK$51.7 million. The audited consolidated loss before and after taxation of the Wonson Group for the year ended 31 December 2006 were both approximately HK$61.8 million. There were no minority interests in any of the years ended 31 December 2005 and 2006.

The audited consolidated net asset value of Wonson Group attributable to its shareholders was approximately HK$145.7 million as at 31 December 2006.

According to the Wonson Announcement, Wonson intends that the aggregate net proceeds from the issue of the Wonson Underwritten Shares, the Wonson Share Placing and the Wonson CN Placing of up to approximately HK$240.3 million are to be used by the Wonson Group for its general working purposes and natural resources related businesses in the PRC.

REASONS FOR THE SUBSCRIPTIONS

The Group is principally engaged in the trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including investments in (i) a subsidiary whose shares are listed on the Australian Securities Exchange and a subsidiary whose shares are traded on the OTC Bulletin Board in the United States of America; (ii) associated companies whose shares are listed on the Stock Exchange or the Singapore Exchange Limited; and (iii) long-term convertible notes issued by companies whose shares are listed on the Stock Exchange. The Company is an investment holding company.

As disclosed in the Wonson Announcement, the proceeds from the issue of the Wonson Underwritten Shares, the Wonson Share Placing and the Wonson CN Placing of up to approximately HK$240.3 million are intended to be used by the Wonson Group for its general working purposes and natural resources related businesses in the PRC. The Directors are positive about the prospects of the natural resources industry and consider that the Subscriptions would provide the Group with the opportunity to take up a strategic stake in a company through which the Group will invest in the natural resources related businesses. The conversion rights attached to the CN offer flexibility for Total Wealth to acquire further equity interest in Wonson after evaluating the business of the Wonson Group and the market performance of the Wonson Shares during the two-year tenure of the CN. Based on the above, the Directors consider that the Subscriptions are in the interests of the Company and the Shareholders as a whole and the terms of the Share Placing Contract and the CN Placing Contract are fair and reasonable as far as the Shareholders are concerned.

FINANCIAL EFFECTS OF THE SUBSCRIPTIONS

At present, the Group intends to fund the Subscriptions by its internal resources. It is expected that the Subscriptions would not have material impact on the net asset position of the Group.

Immediately after completion of the Share Placing Contract and the CN Placing Contract, the Placing Shares and the debt element of the CN will be accounted for as available-for-sale investments, while the conversion option element of the CN will be accounted for as conversion option embedded in convertible notes, all included in the non-current assets in the consolidated accounts of the Company. There are no provisions in the Share Placing Contract or the CN Placing Contract which give Total Wealth the right to nominate any person as directors of Wonson.

GENERAL

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Directors' interests and short positions in the Shares, underlying shares and debentures of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors in the Shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code; or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

(a) Interests in Shares

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
Dr. Chan Kwok Keung, Charles ("Dr. Chan") *(Note)*	Long position	Beneficial owner	Personal interest	1,627,697	0.55%
	Long position	Interest of controlled corporation	Corporate interest	148,979,504	50.28%
Dr. Yap, Allan ("Dr. Yap")	Long position	Beneficial owner	Personal interest	4,971,956	1.68%
Mr. Lui Siu Tsuen, Richard ("Mr. Lui")	Long position	Beneficial owner	Personal interest	368,000	0.12%

Note: This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

Dr. Chan is deemed to have a corporate interest in 148,979,504 Shares by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest is detailed and duplicates the interests as shown in the paragraph "Interests and short positions of Shareholders discloseable under the SFO" below.

(b) Interests in equity derivatives (as defined in the SFO) of the Company

Convertible bond

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of underlying shares (under equity derivatives) held	Approximate % of the issued share capital of the Company
Dr. Chan	Long position	Beneficial owner	Personal interest	315,756	0.11%
	Long position	Interest of controlled corporations	Corporate interest	11,304,682	3.81%

(c) Interests in associated corporations (as defined in the SFO) of the Company

(i) Interests in shares of ITC

Name of Director	Long position/ Short position	Capacity	Nature of Interest	Number of ITC ordinary shares held	Approximate % of the issued ordinary share capital of ITC
Dr. Chan	Long position	Beneficial owner	Personal interest	6,000,000	0.32%
	Long position	Interest of controlled corporation *(Note)*	Corporate interest	642,939,242	34.33%

Note: Dr. Chan owns the entire interest in Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Dr. Chan was deemed to be interested in 642,939,242 ITC ordinary shares held by Galaxyway.

(ii) Interests in share options of PSC Corporation Ltd ("PSC")

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options held in PSC	Exercise price per share *Singapore dollars*	Approximate % of the issued share capital of PSC
Dr. Yap	Long position	Beneficial owner	Personal interest	20 August 2004 to 19 August 2013	5,000,000	0.086	0.27%
Mr. Lui	Long position	Beneficial owner	Personal interest	20 August 2004 to 19 August 2013	2,000,000	0.086	0.11%

(iii) Interests in shares of Trasy Gold Ex Limited ("Trasy Gold")

Name of Director	Long position/ Short position	Capacity	Nature of Interest	Number of shares held in Trasy Gold	Approximate % of the issued share capital of Trasy Gold
Dr. Chan	Long position	Interest of controlled corporation *(Note)*	Corporate interest	1,568,681,139	56.45%

Note: The 1,568,681,139 shares in the capital of Trasy Gold were held by an indirect wholly-owned subsidiary of ITC. By virtue of Dr. Chan's direct and deemed interests in approximately 34.65% of the issued ordinary share capital of ITC, Dr. Chan was deemed to be interested in these shares in the capital of Trasy Gold.

(iv) Interests in Wing On Travel (Holdings) Limited ("Wing On Travel")

(a) Interests in shares of Wing On Travel

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of share held in Wing On Travel	Number of underlying shares (unlisted equity derivatives) held in Wing On Travel	Approximate % of the issued share capital of Wing On Travel
Dr. Chan	Long position	Beneficial owner	Personal interest	4,529,800	-	0.74%
	Long position	Interest of controlled corporations	Corporate interest	135,740,481 *(Note)*	-	22.23%
	Long position	Interest of controlled corporation	Corporate interest	-	379,746,835 *(Note)*	62.19%

Note: The 11,406,000 shares in the capital of Wing On Travel were held by an indirect wholly-owned subsidiary of ITC. The 124,334,481 shares in the capital of Wing On Travel were held by a wholly-owned subsidiary of China Enterprises Limited ("CEL") which was indirectly owned as to approximately 55.22% of the effective equity interest by Group Dragon Investments Limited ("GDI"). The Company indirectly held approximately 98.92% of the issued share capital of GDI. ITC indirectly held approximately 50.28% of the issued share capital of the Company and Dr. Chan directly held approximately 0.55% of the issued share capital of the Company. CEL held a convertible exchangeable note in the principal amount of

HK$300,000,000. Upon full conversion of such convertible exchangeable note at an initial conversion price of HK$0.79 per share of Wing On Travel (subject to adjustments), 379,746,835 shares of Wing On Travel would be issued to CEL. By virtue of Dr. Chan's direct and deemed interests in approximately 34.65% of the issued ordinary share capital of ITC, Dr. Chan was deemed to be interested in these shares and underlying shares in the capital of Wing On Travel.

(b) Interests in share options of Wing On

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options held in Wing On	Exercise price per share HK$	Approximate % of the issued share capital of Wing On
Dr. Yap	Long position	Beneficial owner	Personal interest	22 June 2006 to 21 June 2008	4,000,000	0.728	0.66%
Mr. Lui	Long position	Beneficial owner	Personal interest	22 June 2006 to 21 June 2008	4,600,000	0.728	0.75%
Mr. Kwok Ka Lap, Alva	Long position	Beneficial owner	Personal interest	22 June 2006 to 21 June 2008	500,000	0.728	0.08%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(ii) Interests and short positions of Shareholders discloseable under the SFO

So far as is known to the Directors, as at the Latest Practicable Date, the following persons had interests or short positions in the Shares or underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

(a) Interests in the Shares and underlying shares

Name of Shareholder	Long position/ Short position	Capacity	Number of Shares held	Number of underlying shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
Ms. Ng Yuen Lan, Macy *(Note)*	Long position	Interest of spouse	148,979,504	–	50.28%
	Long position	Interest of spouse	–	11,304,682	3.81%
	Long position	Interest of spouse	1,627,697	–	0.55%
	Long position	Interest of spouse	–	315,756	0.11%

Name of Shareholder	Long position/ Short position	Capacity	Number of Shares held	Number of underlying shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
Dr. Chan *(Note)*	Long position	Interest of controlled corporation	148,979,504	–	50.28%
	Long position	Interest of controlled corporations	–	11,304,682	3.81%
	Long position	Beneficial owner	1,627,697	–	0.55%
	Long position	Beneficial owner	–	315,756	0.11%
Chinaview *(Note)*	Long position	Interest of controlled corporation	148,979,504	–	50.28%
	Long position	Interest of controlled corporations	–	11,304,682	3.81%
Galaxyway *(Note)*	Long position	Interest of controlled corporation	148,979,504	–	50.28%
	Long position	Interest of controlled corporations	–	11,304,682	3.81%
ITC *(Note)*	Long position	Interest of controlled corporation	148,979,504	–	50.28%
	Long position	Interest of controlled corporations	–	11,304,682	3.81%
ITC Investment Holdings Limited ("ITC Investment") *(Note)*	Long position	Interest of controlled corporation	148,979,504	–	50.28%
	Long position	Interest of controlled corporations	–	11,304,682	3.81%
Mankar Assets Limited ("Mankar") *(Note)*	Long position	Interest of controlled corporation	148,979,504	–	50.28%
	Long position	Interest of controlled corporation	–	641,762	0.22%
Famex Investment Limited ("Famex") *(Note)*	Long position	Beneficial owner	148,979,504	–	50.28%
	Long position	Beneficial owner	–	641,762	0.22%

Notes: Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owns 10,662,920 underlying shares (in respect of unlisted equity derivatives) of the Company ("Underlying Shares"). Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns approximately 0.32% of the issued ordinary share capital of ITC and the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 148,979,504 Shares and 641,762 Underlying Shares held by Famex. ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 10,662,920 Underlying Shares held by Hollyfield. Ms. Ng Yuen Lan, Macy is also deemed to be interested in 1,627,697 Shares and 315,756 Underlying Shares held by Dr. Chan.

ITC, through Hollyfield and Famex, also holds the convertible bonds of the Company ("Hanny Bonds") with face value of HK$95,966,280 and HK$5,775,870 respectively. Upon full conversion of the Hanny Bonds at an initial conversion price of HK$9.0 per Share (subject to adjustments), 10,662,920 Shares and 641,762 Shares will be issued to Hollyfield and Famex respectively. Dr. Chan holds the Hanny Bonds with face value of HK$2,841,810. Upon full conversion of the Hanny Bonds at an initial conversion price of HK$9.0 per Share (subject to adjustments), 315,756 Shares will be issued to Dr. Chan.

(b) Substantial shareholding in the other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors, the following parties, other than a Director, was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of shareholder	% of the issued share capital
Hanny Investment Group Limited	Global Media Limited	35%
Sino Partner Holdings Limited	Tian Pu Jun	17%
China Telecom International Limited	China Telecom Investment Corporation	49%
Earnfull Industrial Limited	Wang Ming Jan	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%
Ruby Uniforms Limited	Poon Charn Ki, Frederick	10%

Save as disclosed above, the Directors are not aware that there is any party (not being a Director) who, as at the Latest Practicable Date, had an interest or short positions in the Shares and underlying Shares which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such shares.

3. LITIGATION

As at the Latest Practicable Date, there was no litigation or claim of material importance known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

4. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had a service agreement with the Company or any of its subsidiaries which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

5. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

As at the Latest Practicable Date, interests of the Directors in competing businesses which are required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of Director	Name of entity the businesses of which are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the Director in the entity
Dr. Yap	Wing On Travel and its subsidiaries	Property investment in Hong Kong and property development in the PRC (excluding Hong Kong and Macau)	Executive director
Mr. Lui	Wing On Travel and its subsidiaries	Property investment in Hong Kong and property development in the PRC (excluding Hong Kong and Macau)	Executive director

Save as disclosed above, none of the Directors nor their respective associates were interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with the Group's businesses as at the Latest Practicable Date.

6. MISCELLANEOUS

(i) The qualified accountant of the Company is Mr. Lui Siu Tsuen, Richard, a fellow member of The Hong Kong Institute of Certified Public Accountants.

(ii) The company secretary of the Company is Ms. Kam Yiu Sai, Florence, an associate member of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(iii) The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the head office and principal place of business of the Company in Hong Kong is situated at 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

(iv) The Hong Kong branch share registrar and transfer office of the Company is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(v) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text thereof.

此乃要件　請即處理

閣下如對本通函之任何內容或應採取之行動有任何疑問，應立即諮詢閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**錦興集團有限公司**證券全部**出售或轉讓**，應立即將本通函送交買主或承讓人，或送交經手買賣或轉讓之銀行、持牌證券交易商或其他代理人，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

須予披露交易－
認購和成國際集團有限公司之
股份及可換股票據

二零零七年五月十五日

* 僅供識別

目　錄

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「董事會」	指	董事會
「可換股票據」	指	和成國際根據和成國際可換股票據配售協議將予發行之可贖回可換股票據，賦予其持有人有權將本金額按初步兌換價每股和成國際股份0.17港元（可予調整）兌換為新和成國際股份
「可換股票據配售合約」	指	Total Wealth與大福證券於二零零七年四月二十四日訂立之配售合約，其內容有關Total Wealth認購本金額為40,000,000港元之可換股票據
「關連人士」	指	具有上市規則所界定之涵義
「兌換股份」	指	按初步兌換價每股和成國際股份0.17港元（可予調整）行使全部本金額為150,000,000港元之可換股票據隨附之任何兌換權時將予發行之最多882,352,941股新和成國際股份
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「錦興」或「本公司」	指	錦興集團有限公司（股份代號：275），一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市，並為德祥之間接非全資附屬公司
「香港」	指	中國香港特別行政區
「德祥」	指	德祥企業集團有限公司（股份代號：372），一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「最後交易日」	指	二零零七年三月十四日（即和成國際股份自二零零七年三月十五日（星期四）上午十時十一分起暫停買賣以待刊發和成國際公佈前，和成國際股份於聯交所買賣之最後完整交易日）
「最後實際可行日期」	指	二零零七年五月十一日，即本通函付印前為確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「標準守則」	指	上市規則附錄十所載上市發行人董事進行證券交易的標準守則
「配售股份」	指	Total Wealth根據股份配售合約有條件地同意將予認購之125,000,000股和成國際股份
「中國」	指	中華人民共和國
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）
「股份」	指	本公司已發行股本中每股面值0.01港元之普通股

「股東」	指	股份持有人
「股份配售合約」	指	Total Wealth與大福證券於二零零七年四月二十四日就Total Wealth認購配售股份訂立之配售合約
「聯交所」	指	香港聯合交易所有限公司
「認購事項」	指	Total Wealth根據股份配售合約及可換股票據配售合約認購配售股份及本金額為40,000,000港元之可換股票據
「大福證券」	指	大福證券有限公司，根據證券及期貨條例獲准從事第1類（證券交易）、第3類（槓桿式外匯交易）及第4類（就證券提供意見）受規管活動之持牌法團，並為和成國際股份配售事項及和成國際可換股票據配售事項之配售代理
「Total Wealth」	指	Total Wealth Investments Limited，一家於英屬維爾京群島註冊成立之有限公司，並為本公司之間接全資附屬公司
「和成國際」	指	和成國際集團有限公司（股份代號：651），一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「和成國際公佈」	指	和成國際日期為二零零七年三月二十二日之公佈
「和成國際可換股票據配售事項」	指	大福證券根據和成國際可換股票據配售協議按竭盡所能基準配售總本金額最多不超過150,000,000港元之可換股票據
「和成國際可換股票據配售協議」	指	和成國際與大福證券就和成國際可換股票據配售事項而訂立日期為二零零七年三月十五日之有條件配售協議
「和成國際集團」	指	和成國際及其附屬公司
「和成國際股份」	指	和成國際股本中每股面值0.01港元之股份
「和成國際股份配售事項」	指	大福證券根據和成國際股份配售協議以竭盡所能基準，按每股作價0.16港元配售最多500,000,000股新和成國際股份
「和成國際股份配售協議」	指	和成國際與大福證券就和成國際股份配售事項而訂立日期為二零零七年三月十五日之有條件配售協議
「和成國際包銷協議」	指	和成國際與大福證券就包銷和成國際包銷股份而訂立日期為二零零七年三月十五日之包銷協議
「和成國際包銷股份」	指	大福證券根據和成國際包銷協議將予包銷之100,000,000股新和成國際股份
「港元」	指	港元，香港法定貨幣
「%」	指	百分比

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：275）

執行董事：
陳國強博士（主席）
Yap, Allan 博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
中環
夏慤道12號
美國銀行中心31樓

敬啟者：

須予披露交易－
認購和成國際集團有限公司之
股份及可換股票據

緒言

於二零零七年四月二十五日本公司與德祥聯合宣佈，Total Wealth（本公司之間接全資附屬公司）與大福證券(i)於二零零七年四月二十四日按和成國際股份配售協議所載條款及條件，就Total Wealth認購125,000,000股和成國際股份而訂立股份配售合約；及(ii)於二零零七年四月二十四日按和成國際可換股票據配售協議所載條款及條件，就Total Wealth認購本金額為40,000,000港元之可換股票據而訂立可換股票據配售合約。

根據上市規則，認購事項構成本公司之須予披露交易。本通函旨在向　閣下提供認購事項資料及本公司進一步之資料。

* 僅供識別

股份配售合約

訂立日期： 二零零七年四月二十四日

訂約方：

(a) Total Wealth（作為認購人）；及

(b) 大福證券（作為和成國際股份配售事項之配售代理）。

於股份配售合約日期，陳國強博士（德祥及本公司之主席）持有3,720,000股和成國際股份（佔和成國際已發行股本約0.70%）。除上文所述者外，據董事作出一切合理查詢後所深知、所悉及所信，大福證券及和成國際各自均為獨立於本公司及其關連人士之第三方。

主要內容：

根據股份配售合約，Total Wealth同意按和成國際股份配售協議所載條款及條件，按每股和成國際股份作價0.16港元認購125,000,000股和成國際股份。每股和成國際股份認購價0.16港元乃根據和成國際股份配售協議所載配售價而釐定。

配售股份於悉數繳足後，在各方面將與和成國際股份配售協議完成當日之其他已發行和成國際股份享有相同權益。

每股和成國際股份之認購價為0.16港元，認購價：

(i) 較最後交易日於聯交所所報和成國際股份之收市價每股0.17港元折讓約5.9%；

(ii) 較截至最後交易日（包括該日）止最後連續五個交易日和成國際股份之平均收市價每股約0.175港元折讓約8.6%；

(iii) 較截至最後交易日（包括該日）止最後連續十個交易日和成國際股份之平均收市價每股約0.178港元折讓約10.1%；

(iv) 二零零七年四月二十四日(即股份配售合約及可換股票據配售合約日期)於聯交所所報和成國際股份收市價每股0.78港元折讓約79.5%；及

(v) 較於最後實際可行日期於聯交所所報和成國際股份收市價每股0.83港元折讓約80.7%。

條件：

Total Wealth認購配售股份之責任，須待和成國際股份配售協議之先決條件達成後，方可作實。股份配售合約對Total Wealth而言乃屬絕對、具約束力及不可撤回承諾，惟須受和成國際股份配售協議條款所規限。

和成國際股份配售事項須待下列條件達成後，方告完成：

(a) 聯交所上市委員會批准根據和成國際股份配售事項將予發行之和成國際股份上市及買賣；及

(b) 和成國際股東於股東特別大會上通過所需決議案，以批准和成國際股份配售協議下擬進行之交易及根據和成國際股份配售事項發行和成國際股份，並根據上市規則之規定進行。

倘上述任何先決條件未能於二零零七年五月三十一日（或和成國際與大福證券可能協定之較後日期）或之前達成，則和成國際股份配售協議將告終止，而和成國際股份配售協議任何訂約方概不會對另一方提出索償任何費用或損失（惟和成國際股份配售協議任何先前違反者則作別論）。

截至最後實際可行日期，條件(b)已經達成，條件(a)則尚未達成。

完成：

Total Wealth須於大福證券通知之日期以現金向大福證券支付配售股份之配售價20,000,000港元，另加0.004%之交易徵費、0.005%交易費及0.25%經紀佣金（合計總額為20,051,800港元）。

可換股票據配售合約

訂立日期： 二零零七年四月二十四日

訂約方：

(a) Total Wealth（作為認購人）；及

(b) 大福證券（作為和成國際可換股票據配售事項之配售代理）。

主要內容：

根據可換股票據配售合約，Total Wealth同意按和成國際可換股票據配售協議所載條款及條件，按面值認購本金額為40,000,000港元之可換股票據。

條件：

Total Wealth認購可換股票據之責任，須待和成國際可換股票據配售協議之先決條件達成後，方可作實。可換股票據配售合約對Total Wealth而言乃屬絕對、具約束力及不可撤回承諾，惟須受和成國際可換股票據配售協議條款所規限。

和成國際可換股票據配售協議須待下列條件達成後，方告完成：

(a) 聯交所上市委員會批准（不論為無條件或和成國際僅須履行其無理由反對之條件）兌換股份上市及買賣；及

(b) 和成國際股東於股東特別大會上通過所需決議案，以批准和成國際可換股票據配售協議下擬進行之交易及發行兌換股份，並根據上市規則之規定進行。

倘上述和成國際可換股票據配售協議之任何先決條件未能於二零零七年五月三十一日（或和成國際與大福證券可能協定之較後日期）或之前達成，則和成國際可換股票據配售協議將告失效及無效，且除先前違反和成國際可換股票據配售協議所產生之責任外，和成國際可換股票據配售協議之訂約方將獲解除協議下之全部責任。

截至最後實際可行日期，條件(b)已經達成，條件(a)則尚未達成。

完成：

和成國際可換股票據配售協議將於上述和成國際可換股票據配售協議之先決條件達成之日後第三個營業日完成。Total Wealth須於大福證券通知之日期以現金向大福證券支付可換股票據之總認購價40,000,000港元。

可換股票據之主要條款

發行人	：	和成國際
到期日及贖回	：	到期日為發行可換股票據當日起計兩年。除先前已兌換外，和成國際須於到期日按贖回金額（即當時尚未贖回可換股票據之本金額之100%，另加由緊接付息日前最後一日（包括該日）起至到期日（不包括該日）止期間將予贖回可換股票據本金額按可換股票據之指定息率計算之利息）贖回可換股票據。

票息	:	可換股票據將根據當時尚未贖回之可換股票據本金額按年息4%計息。
兌換權	:	於兌換期內，票據持有人有權隨時按兌換價每股兌換股份0.17港元（可予調整）將全數或部份尚未贖回之可換股票據本金額（按法定面額1,000,000港元或其完整倍數）兌換為兌換股份。 兌換時將不會發行零碎和成國際股份，亦不會就該和成國際零碎股份以等值數額替代退還相關票據持有人。
兌換股份之地位	:	兌換時將予發行之兌換股份為繳足股份、並無任何留置權、押記、產權負擔、優先購買權或其他第三方權利，且在各方面與兌換當日已發行之所有其他和成國際股份享有同等地位，票據持有人有權就其兌換股份享有於發出兌換通知當日或之後之記錄日期之所有股息及其他分派。
兌換價	:	初步兌換價為每股兌換股份0.17港元（可予調整）。兌換價於下列情況下可作出一般反攤薄調整，如股份合併、股份拆細、重新分類、資本化發行、資本分派、供股及其他股本或股本衍生工具發行事宜等若干事件。
投票	:	票據持有人不可僅因身為票據持有人而獲發和成國際任何股東大會之通告，亦無權出席和成國際任何股東大會或於會上投票。
可轉讓性	:	可換股票據可（受可換股票據之條文之規限下）轉讓予任何人士。除非事先獲得和成國際之書面同意，否則可換股票據（或其任何部分）不得出讓或轉讓予和成國際任何關連人士。 可換股票據之任何出讓或轉讓須以可換股票據尚未贖回之本金額之全數或任何部分（即法定面額1,000,000港元或其完整倍數）進行。
上市	:	和成國際並無亦不會申請可換股票據於聯交所或任何其他證券交易所上市。和成國際將向聯交所申請兌換股份上市及買賣。

每股兌換股份之初步兌換價為0.17港元，初步兌換價：

(i) 相當和成國際股份於最後交易日於聯交所所報之收市價每股0.17港元；

(ii) 較截至最後交易日（包括該日）止最後連續五個交易日和成國際股份之平均收市價每股約0.175港元折讓約2.9%；

(iii) 較截至最後交易日（包括該日）止最後連續十個交易日和成國際股份之平均收市價每股約0.178港元折讓約4.5%；

(iv) 較於二零零七年四月二十四日（即股份配售合約及可換股票據配售合約日期）和成國際股份於聯交所所報收市價每股0.78港元折讓約78.2%；及

(v) 較於最後實際可行日期於聯交所所報和成國際股份收市價每股0.83港元折讓約79.5%。

和成國際之股權架構

下表列示按照和成國際公佈所披露和成國際之股權架構為基準計算，Total Wealth於和成國際之持股量，此乃假設 (i) 根據和成國際股份配售事項及和成國際可換股票據配售事項分別配售最高數目之和成國際股份及最高價值之可換股票據；及 (ii) 自和成國際公佈至和成國際包銷協議、和成國際股份配售協議及和成國際可換股票據配售協議完成為止期間，和成國際之股權架構並無變動：

	於和成國際公佈日期		緊隨和成國際包銷協議及和成國際股份配售協議完成後		緊隨和成國際包銷協議、和成國際股份配售協議及和成國際可換股票據配售協議(按附註1所載之假設)完成後		緊隨和成國際包銷協議、和成國際股份配售協議及和成國際可換股票據配售協議(按附註2所載之假設)完成後	
	和成國際股份數目	%	和成國際股份數目	%	和成國際股份數目	%	和成國際股份數目	%
和成國際董事								
趙鋼先生	40,000	0.01	40,000	0.00	40,000	0.00	40,000	0.00
許鋭暉先生	1,050,000	0.20	1,050,000	0.09	1,050,000	0.05	1,050,000	0.08
	1,090,000	0.21	1,090,000	0.09	1,090,000	0.05	1,090,000	0.08
Total Wealth	–	–	125,000,000	11.05	360,294,117	17.89	360,294,117	26.36
和成國際公眾股東								
和成國際包銷股份之認購人(附註3)	–	–	100,000,000	8.84	100,000,000	4.97	100,000,000	7.32
和成國際股份配售協議之其他認購人(附註3)	–	–	375,000,000	33.14	375,000,000	18.62	375,000,000	27.43
可換股票據之其他認購人(附註3)	–	–	–	–	647,058,824	32.13	–	–
和成國際其他公眾股東	530,555,319	99.79	530,555,319	46.88	530,555,319	26.34	530,555,319	38.81
	530,555,319	99.79	1,005,555,319	88.86	1,652,614,143	82.06	1,005,555,319	73.56
合計	531,645,319	100.00	1,131,645,319	100.00	2,013,998,260	100.00	1,366,939,436	100.00

附註：

1. 假設本金額為150,000,000港元之可換股票據已按初步兑換價每股兑換股份0.17港元悉數兑換為882,352,941股兑換股份。

2. 假設只有Total Wealth將會認購本金額為40,000,000港元之可換股票據已按初步兑換價每股兑換股份0.17港元悉數兑換為235,294,117股和成國際股份。

3. 假設和成國際包銷股份之認購人及根據和成國際股份配售事項將予發行之和成國際股份及可換股票據之其他認購人，概不會因完成和成國際包銷協議、和成國際股份配售協議及和成國際可換股票據配售協議任何一項而成為和成國際之主要股東(定義見上市規則)。

於最後實際可行日期，Total Wealth尚未決定會否行使或何時行使可換股票據隨附之兑換權或將予行使之數量。Total Wealth行使可換股票據隨附兑換權之數量將視乎多項因素而定，如和成國際集團之日後財務狀況及業務前景，以及和成國際股份之市場表現。

和成國際之資料

誠如和成國際公佈所載，和成國際集團主要從事金屬貿易、銷售通訊產品及投資作買賣用途之證券。

根據和成國際截至二零零六年十二月三十一日止年度之年報所載，和成國際集團於截至二零零五年及二零零六年十二月三十一日止兩個年度各年錄得之經審核綜合營業額，分別約為10,600,000港元及8,400,000港元。和成國際集團於截至二零零五年十二月三十一日止年度之經審核綜合除税前及除税後虧損均約為51,700,000港元，而和成國際集團截至二零零六年十二月三十一日止年度之經審核綜合除税前及除税後虧損均約為61,800,000港元。截至二零零五年及二零零六年十二月三十一日止年度概無錄得任何少數股東權益。

於二零零六年十二月三十一日，和成國際集團股東應佔和成國際集團之經審核綜合資產淨值約為145,700,000港元。

根據和成國際公佈所載，和成國際擬將發行和成國際包銷股份、和成國際股份配售事項及和成國際可換股票據配售事項之所得款項淨額合共最多約240,300,000港元，為撥作和成國際集團之一般營運資金及於中國從事天然資源相關業務用途。

進行認購事項之理由

本集團主要從事證券買賣、物業投資及買賣、擁有採砂船隻以及其他策略性投資，其中包括(i)一間股份於澳洲證券交易所上市之附屬公司及一間股份於美利堅合眾國場外交易議價板買賣之附屬公司；(ii)股份於聯交所或新加坡證券交易所有限公司上市之聯營公司；及(iii)股份於聯交所上市之公司發行之長期可換股票據之投資。本公司為一間投資控股公司。

誠如和成國際公佈所披露，發行和成國際包銷股份、和成國際股份配售事項及和成國際可換股票據配售事項之所得款項中最多約240,300,000港元，將撥作和成國際集團一般營運資金及於中國從事天然資源相關業務用途。董事認為天然資源業之前景利好，相信認購事項將會為本集團提供認購一家公司策略性權益之機會，藉此本集團將可投資於天然資源相關業務。可換股債券隨附之兌換權可讓Total Wealth以兩年時間評估和成國際集團之業務表現，以及和成國際股份之市場表現，並可靈活地進一步收購和成國際之股本權益。按以上所述，董事認為認購事項符合本公司及股東之整體利益，且股份配售合約及可換股票據配售合約之條款對股東而言誠屬公平合理。

認購事項之財務影響

現時，本集團擬以其內部資源為認購事項提供資金。預期認購事項將不會對本集團之資產淨值狀況構成重大影響。

緊隨股份配售合約及可換股票據配售合約完成後，配售股份及可換股票據之債項部分及可換股票據之兌換權部份將於本公司之綜合賬目中非流動資產一項分別入賬並列作可供出售投資及可換股票據之嵌入兌換權。股份配售合約或可換股票據配售合約並無條文規定給予Total Wealth權利委派任何人出任和成國際董事。

一般事項

謹請　閣下參閱本通函附錄所載之其他資料。

此　致

列位股東　台照
　及本公司可兌換債券持有人　參照

代表董事會
錦興集團有限公司
主席
陳國強博士
謹啟

二零零七年五月十五日

1. 責任聲明

本通函所載資料乃遵照上市規則而提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及所確信，本通函並無遺漏任何其他事實，導致其所載之任何聲明有所誤導。

2. 權益披露

(i) 董事於本公司及其相聯法團股份、相關股份及債券中之權益及淡倉

於最後實際可行日期，董事於本公司及其相聯法團（根據證券及期貨條例第XV部之定義）之股份、相關股份及債券中擁有(a)須根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）或根據標準守則須知會本公司及聯交所之權益及淡倉；或(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之權益及淡倉如下：

(a) 於股份之權益

董事姓名	好倉／淡倉	身份	權益性質	持有股份數目	佔本公司已發行股本概約百分比
陳國強博士（「陳博士」）	好倉	實益擁有人	個人權益	1,627,697	0.55%
（附註）	好倉	受控公司之權益	公司權益	148,979,504	50.28%
Yap, Allan博士（「Yap博士」）	好倉	實益擁有人	個人權益	4,971,956	1.68%
呂兆泉先生（「呂先生」）	好倉	實益擁有人	個人權益	368,000	0.12%

附註：該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文(b)分段所載權益一併計算，以計算陳博士於本公司之權益總額。

陳博士因在Chinaview International Limited（「Chinaview」）擁有權益而被視為擁有148,979,504股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益及淡倉」一段所載權益詳述及與之重複。

(b) 於本公司股本衍生工具（定義見證券及期貨條例）之權益

可兌換債券

董事姓名	好倉／淡倉	身份	權益性質	持有相關股份數目（股本衍生工具項下）	佔本公司已發行股本概約百分比
陳博士	好倉	實益擁有人	個人權益	315,756	0.11%
	好倉	受控公司之權益	公司權益	11,304,682	3.81%

(c) 於本公司相聯法團（定義見證券及期貨條例）之權益

(i) 於德祥股份之權益

董事姓名	好倉／淡倉	身份	權益性質	持有德祥普通股數目	佔德祥已發行普通股股本概約百分比
陳博士	好倉	實益擁有人	個人權益	6,000,000	0.32%
	好倉	受控公司之權益（附註）	公司權益	642,939,242	34.33%

附註：陳博士全資擁有Chinaview而Chinaview則全資擁有Galaxyway Investments Limited（「Galaxyway」）。陳博士被視作於由Galaxyway所持有之642,939,242股德祥普通股中擁有權益。

(ii) 於普威集團有限公司（「普威集團」）購股權之權益

董事姓名	好倉／淡倉	身份	權益性質	行使期間	持有普威集團購股權數目	每股行使價 新加坡元	佔普威集團已發行股本概約百分比
Yap博士	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	5,000,000	0.086	0.27%
呂先生	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	2,000,000	0.086	0.11%

(iii) 於卓施金網有限公司（「卓施金網」）股份之權益

董事姓名	好倉／淡倉	身份	權益性質	持有卓施金網股份數目	佔卓施金網已發行股本概約百分比
陳博士	好倉	受控公司之權益（附註）	公司權益	1,568,681,139	56.45%

附註： 該1,568,681,139股卓施金網股份由德祥之一間間接全資附屬公司持有。鑑於陳博士直接及被視作擁有德祥已發行普通股股本約34.65%權益，故陳博士被視作擁有該等卓施金網股份之權益。

(iv) 於永安旅遊（控股）有限公司（「永安旅遊」）之權益

(a) 於永安旅遊股份之權益

董事姓名	好倉／淡倉	身份	權益性質	持有永安旅遊股份數目	持有永安旅遊之相關股份數目（非上市股本衍生工具）	佔永安旅遊已發行股本概約百分比
陳博士	好倉	實益擁有人	個人權益	4,529,800	-	0.74%
	好倉	受控公司之權益	公司權益	135,740,481（附註）	-	22.23%
	好倉	受控公司之權益	公司權益	-	379,746,835（附註）	62.19%

附註：

該11,406,000股永安旅遊股份由德祥一間間接全資附屬公司持有。該124,334,481股永安旅遊股份由China Enterprises Limited（「CEL」）一間全資附屬公司持有，而CEL則由群龍投資有限公司（「群龍」）間接擁有約55.22%

實際股本權益。本公司間接持有群龍已發行股本約98.92%。德祥間接持有本公司已發行股本約50.28%及陳博士直接持有本公司已發行股本約0.55%。CEL持有本金額為300,000,000港元之可兌換可交換票據。按初步兌換價每股永安旅遊股份0.79港元（可予調整）悉數兌換該批可兌換可交換票據後，將發行379,746,835股永安旅遊股份予CEL。鑑於陳博士直接及被視作擁有德祥已發行普通股股本約34.65%權益，故陳博士被視作擁有該等永安旅遊股份及其相關股份之權益。

(b)　於永安旅遊購股權之權益

董事姓名	好倉／淡倉	身份	權益性質	行使期間	持有永安旅遊購股權數目	每股行使價港元	佔永安旅遊已發行股本概約百分比
Yap博士	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	4,000,000	0.728	0.66%
呂先生	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	4,600,000	0.728	0.75%
郭嘉立先生	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	500,000	0.728	0.08%

除上文所披露者外，於最後實際可行日期，董事概無(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或其任何相聯法團（依據證券及期貨條例第XV部之定義）之股份、相關股份或債券中擁有任何權益或淡倉；(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之任何權益；或(c)根據標準守則須知會本公司及聯交所之任何權益。

(ii)　根據證券及期貨條例須予披露之股東權益及淡倉

就董事所知，於最後實際可行日期，以下人士於股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或淡倉，或根據證券及期貨條例第336條規定記錄於本公司須存置之登記冊內之權益或淡倉：

(a)　於股份及相關股份之權益

股東姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份數目（本公司非上市股本衍生工具）	佔本公司已發行股本概約百分比
伍婉蘭女士（附註）	好倉	配偶權益	148,979,504	–	50.28%
	好倉	配偶權益	–	11,304,682	3.81%
	好倉	配偶權益	1,627,697	–	0.55%
	好倉	配偶權益	–	315,756	0.11%

股東姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份數目（本公司非上市股本衍生工具）	佔本公司已發行股本概約百分比
陳博士（附註）	好倉	受控公司之權益	148,979,504	–	50.28%
	好倉	受控公司之權益	–	11,304,682	3.81%
	好倉	實益擁有人	1,627,697	–	0.55%
	好倉	實益擁有人	–	315,756	0.11%
Chinaview（附註）	好倉	受控公司之權益	148,979,504	–	50.28%
	好倉	受控公司之權益	–	11,304,682	3.81%
Galaxyway（附註）	好倉	受控公司之權益	148,979,504	–	50.28%
	好倉	受控公司之權益	–	11,304,682	3.81%
德祥（附註）	好倉	受控公司之權益	148,979,504	–	50.28%
	好倉	受控公司之權益	–	11,304,682	3.81%
ITC Investment Holdings Limited（「ITC Investment」）（附註）	好倉	受控公司之權益	148,979,504	–	50.28%
	好倉	受控公司之權益	–	11,304,682	3.81%
Mankar Assets Limited（「Mankar」）（附註）	好倉	受控公司之權益	148,979,504	–	50.28%
	好倉	受控公司之權益	–	641,762	0.22%
其威投資有限公司（「其威」）（附註）	好倉	實益擁有人	148,979,504	–	50.28%
	好倉	實益擁有人	–	641,762	0.22%

附註：

Hollyfield Group Limited (「Hollyfield」)(為ITC Investment之全資附屬公司)擁有(就非上市股本衍生工具而言)10,662,920股本公司相關股份(「相關股份」)。其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司,而ITC Investment則為德祥之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥已發行普通股股本三分之一以上。陳博士擁有德祥已發行普通股股本約0.32%及Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar、ITC Investment、德祥、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於其威持有之148,979,504股股份及641,762股相關股份中擁有權益。ITC Investment、德祥、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於Hollyfield持有之10,662,920股相關股份中擁有權益。伍婉蘭女士亦被視為於陳博士持有之1,627,697股股份及315,756股相關股份中擁有權益。

德祥亦透過Hollyfield及其威持有面值分別為95,966,280港元及5,775,870港元之本公司可兌換債券(「錦興債券」)。於錦興債券按初步兌換價每股股份9.0港元(可予調整)獲悉數兌換後,合共10,662,920股股份及641,762股股份將分別發行予Hollyfield及其威。陳博士持有面值為2,841,810港元之錦興債券。於錦興債券按初步兌換價每股股份9.0港元(可予調整)獲悉數兌換後,合共315,756股股份將發行予陳博士。

(b) 本集團其他成員公司之主要股權

於最後實際可行日期,就董事所知悉,以下各方(董事除外)直接或間接擁有有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值10%或以上之權益:

附屬公司名稱	股東名稱／姓名	佔已發行股本百分比
Hanny Investment Group Limited	Global Media Limited	35%
Sino Partner Holdings Limited	田樸珺	17%
中國國際電訊集團有限公司	China Telecom Investment Corporation	49%
潤孚實業有限公司	王明健	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%
Ruby Uniforms Limited	Poon Charn Ki, Frederick	10%

除上文所披露者外,董事並不知悉有任何一方(非董事)於最後實際可行日期於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之任何權益或淡倉,或直接或間接擁有有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值10%或以上之權益或擁有有關該等股份之任何購股權。

3. 訴訟

於最後實際可行日期，就董事所知，本公司或其任何附屬公司並無任何尚未了結或面臨任何重大訴訟或索償。

4. 服務合約

於最後實際可行日期，各董事概無與本公司或其任何附屬公司訂立任何本公司不可於一年內免付賠償（法定賠償除外）而終止之服務合約。

5. 董事於競爭業務中之權益

於最後實際可行日期，按上市規則第8.10條之規定董事於競爭業務中之權益披露如下：

董事姓名	其業務現與或可能與本集團業務相競爭之實體名稱	現與或可能與本集團業務相競爭之實體之業務描述	董事於該實體之權益性質
Yap博士	永安旅遊及其附屬公司	於香港從事物業投資及於中國（不包括香港及澳門）從事物業發展	執行董事
呂先生	永安旅遊及其附屬公司	於香港從事物業投資及於中國（不包括香港及澳門）從事物業發展	執行董事

除上文所披露者外，於最後實際可行日期，概無董事或彼等各自之聯繫人於本集團業務以外擁有與本集團業務直接或間接競爭或可能競爭之任何業務之權益。

6. 其他事項

(i) 本公司之合資格會計師為呂兆泉先生，彼為香港會計師公會之資深會員。

(ii) 本公司之公司秘書為甘瑤斯女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會之會員。

(iii) 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之總辦事處及香港主要營業地點則設於香港中環夏慤道12號美國銀行中心31樓。

(iv) 本公司之香港股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(v) 本通函之中、英文版本如有歧異，須以英文版本為準。

END